UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 31, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 December 2025 entitled ‘Vodafone reaches agreement with Vi on CLAM’.

31 DECEMBER 2025 | LONDON, UK

Vodafone reaches agreement with Vi on CLAM

Vodafone Group Plc ("Vodafone") announces that it has reached an agreement with Vodafone Idea Limited ("Vi") in relation to the final amount payable under the Contingent Liability Adjustment Mechanism ("CLAM"), which is due to expire on 31 December 2025, as well as an agreement for Vi to settle outstanding Vodafone Group service charges. This closes all material open issues between Vodafone and Vi.

The CLAM was entered into at the time of the 2017 merger agreement between Vodafone India and Idea Cellular and covers pre-merger contingent liabilities in relation to legal, regulatory, tax and other matters of the two merging parties. Under the CLAM, Vodafone's maximum exposure was capped at INR 83.69 billion (€793 million) at the time of the merger and taking into account payments already made, the reduced exposure was capped at INR 63.94 billion (€606 million).

As a result of this agreement:

●    Vodafone Group will fully settle the CLAM through: (i) a cash payment of €219 million and (ii) setting aside 3,280 million of Vodafone Group's shares in Vi for Vi's benefit. Vi will have the right to instruct Vodafone to sell these shares, in one or more tranches, with any cash proceeds being transferred to Vi.

●     This final settlement does not constitute any net cash payment by Vodafone as Vi will settle €219 million of outstanding Vodafone Group service charges.

           Both the outstanding Vodafone Group service charges and Vodafone's investment in Vi shares are carried at nil value in the Vodafone balance sheet.

●     Vodafone Group currently has a 16.07% shareholding in Vi and the shares being set aside are equivalent to a 3.03% shareholding in Vi.

<ENDS>

Contact details

Media Relations: Vodafone.com/media/contact GroupMedia@vodafone.com	Investor Relations: investors.vodafone.com ir@vodafone.co.uk

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 220 million IoT connections globally, and we provide financial services to around 94 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 31, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary